Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NIRE: 33300032266

MATERIAL FACT

Gerdau S.A. announces today the completion of a definitive agreement to sell its company producer of specialty steel in Spain for Clerbil SL, investment group with international experience formed by local executives of the Company, led by the current CEO of the operation, José Jainaga.

The transaction value is € 155 million, with the possibility of receiving up to € 45 million additional by the end of five years, depending on future business performance.

“Faced with the global challenges of the steel industry, we are seeking to generate more market value and increase the competitiveness of our operations, keeping debt levels under control. In this context, the sale in Spain is being held so that Gerdau can focus on more profitable businesses. I would also like to thank our local team commitment to face the challenging time experienced across the world steel market, ”says chief executive (CEO) of Gerdau, André B. Gerdau Johannpeter.

The company, which will again operate under the brand Sidenor, has factories in the Basque Country, Cantabria and Cataluña and commercial offices in Germany, France, Italy and the United Kingdom. The company’s installed capacity is one million tonnes per year and provides special steels for various sectors of the economy, especially for the automotive industry. In addition, the company owns one of the largest centers of research and steel industry development in Europe, being a reference in the development of new technologies in the production of steel. Sidenor and Gerdau will continue collaborating with the development of new products of steel, particularly for the automotive industry.

The transaction is expected to be completed by July, subject to analysis of the competition authorities of Spain.

Porto Alegre, May 20, 2016.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer